September 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Frank Wyman

Kevin Vaughn

Re:	Capstar Special Purpose Acquisition Corp. Form 10-K/A for the fiscal year ended December 31, 2020 Filed July 8, 2021 File No. 001-39362

Ladies and Gentlemen:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated September 15, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Form 10-K/A for the fiscal year ended December 31, 2020 (the “Amended Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2021, filed on August 16, 2021 (the “Form 10-Q”). In connection with such response, the Company is concurrently filing Amendment No. 1 to the Form 10-Q (the “Amended Form 10-Q”). To assist your review, we have reproduced the text of the Staff’s comment below, followed by responses on behalf of the Company.

Form 10-K/A filed July 8, 2021

Exhibits , page 71

1.	Please amend your Form 10-Q for the six months ended June 30, 2021 and your Form 10- K/A for the period ended December 31, 2020 with complete Section 302 certifications that reference internal control over financial reporting in the headnote to paragraph 4.

In response to the Staff’s comment, the Company respectfully notes that Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provide that the principal executive and principal financial officers of an issuer may omit the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer until the issuer becomes subject to the internal control over financial reporting requirements in §240.13a-15 or §240.15d-15.  In addition, SEC Release Nos. 33-8238/34-47986 and 33-8392/34-49313 provide, in relevant part, that the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15(d)-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b), must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.  Exchange Act Rule 13a-15 and 15d-15 and Item 308 of Regulation S-K provide that management’s annual report on internal control over financial reporting is not required to be provided until the issuer either had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the SEC for the prior fiscal year.  As the Company was not required to file an annual report for the fiscal year ended 2019 (and did not file an annual report for that period), the Company relied on the language in the Exchange Act which permitted the omission of management’s report on internal control over financial reporting in its Amended Form 10-K, as well as the introductory language in paragraph 4 and paragraph 4(b) of the Section 302 certification, and the Company does not believe that such language is required to be included in its Section 302 certification filed with its Amended Form 10-K.

The Company advises the Staff that it has revised the Section 302 certification attached as Exhibit 31.1 to the Amended Form 10-Q to include the reference to internal control over financial reporting in the introductory portion of paragraph 4 as well as to include paragraph 4(b) therein, in response to the Staff’s comment.

If you require additional information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
September 22, 2021

Sincerely,

/s/ Christopher Auguste, Esq.
Christopher Auguste, Esq.

cc: R. Stephen Hicks, Capstar Special Purpose Acquisition Corp.